UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
SIX FLAGS, INC.
(Name of Subject Company (Issuer))
4.50% CONVERTIBLE NOTES DUE 2015
(Title of Class of Securities)
83001P AJ8
(CUSIP Number of Class of Securities)
James Coughlin
General Counsel
Six Flags, Inc.
1540 Broadway, 15th Floor
New York, NY 10036
(212) 652-9403
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Scott R. Saks, Esq.
Paul, Hastings, Janofsky & Walker, LLP
75 East 55th Street
New York, New York 10022
(212)318-6000
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee*
* N/A

☐	Check the box if any part of the fee is offset as provided by rule 0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Six Flags Announces Debt for Equity Exchange Offer
for Certain of its Debt Securities
New York, NY — April 17, 2009 — Six Flags, Inc. (“Six Flags” or “SFI”) announced today the commencement of an offer to exchange any and all of the following notes (collectively, the “SFI Notes”) for shares of common stock of Six Flags (the “Common Stock”). The SFI Notes available for exchange in this offer include:
•	8 7/8% Senior Notes due 2010 of Six Flags, Inc.;

•	9 3/4% Senior Notes due 2013 of Six Flags, Inc.; and

•	9 5/8% Senior Notes due 2014 of Six Flags, Inc.

				For each $1,000
			For each $1,000	Principal Amount,
		Outstanding	Claims[1] Exchanged,	Exchanged, Total
		Principal	Total Consideration	Consideration (#
		Amount (in	(# of shares of	of shares of
Six Flags, Inc. Notes to be Exchanged	CUSIP No.	millions)	Common Stock2)	Common Stock)
8 7/8% Senior Notes due 2010 (the “SFI 2010 Notes”)	83001PAD1	$131.1	18.5857	19.2455
9 3/4% Senior Notes due 2013 (the “SFI 2013 Notes”)	83001PAF6	$142.4	18.5857	18.9380
9 5/8% Senior Notes due 2014 (the “SFI 2014	83001PAH2
Notes”)	83001PAK5	$314.8	18.5857	19.6057

(1)	Claims consists of principal amount, and accrued and unpaid interest thereon through, and including, June 25, 2009.

(2)	All Common Stock share numbers in this communication reflect the consummation of the 1-for-100 reverse stock split that is a condition to the Restructuring Plan (as defined below).
Six Flags is offering to exchange (the “Exchange Offer”) all properly tendered and accepted SFI Notes for shares of Common Stock. Subject to the terms and conditions of the Exchange Offer, each holder of SFI Notes (each, a “Holder” and collectively, the “Holders”) who validly tenders prior to the Expiration Date (as defined below) and does not revoke all SFI Notes held by such Holder prior to the Withdrawal Deadline (as defined below) will receive the Total Consideration in the table above. Holders who tender, and do not revoke, their SFI Notes in the Exchange Offer will not be entitled to any interest on such SFI Notes from June 25, 2009, regardless of when the Exchange Offer closes, and any subsequent interest that would otherwise have been accrued on such SFI Notes will be deemed paid in full upon receipt of the Total Consideration in the Exchange Offer. Six Flags currently intends to take advantage of the applicable 30-day grace period for making the semi-annual cash interest payment due on June 1, 2009 on the SFI 2014 Notes. The cash interest that Holders of the SFI 2014 Notes would otherwise be entitled has been included in the calculation of the number of shares of Common Stock such Holders are being offered in the Exchange Offer and will receive in lieu of such cash interest payment.

Concurrently with the Exchange Offer, Six Flags is also soliciting consents from the Holders (the “Consent Solicitation”) for certain amendments to the indentures pursuant to which the SFI Notes were issued (as each may have been amended and supplemented from time to time, collectively, the “Indentures”), to eliminate or amend substantially all of the restrictive covenants and modify certain of the events of default and various other provisions contained in the Indentures (collectively, the “Proposed Amendments”). A tender by any Holder in the Exchange Offer will also constitute an approval by such Holder of the Proposed Amendments. The Proposed Amendments will not become operative unless and until the Exchange Offer is consummated.
The Exchange Offer and Consent Solicitation will expire at 11:59 p.m., New York City time, on June 25, 2009, unless extended or earlier terminated (the “Expiration Date”). Tenders of SFI Notes pursuant to the Exchange Offer may be withdrawn and consents delivered pursuant to the Consent Solicitation may be revoked at any time until May 29, 2009 (the “Withdrawal Deadline”). Thereafter, such tenders may be withdrawn and consents may be revoked only if the Exchange Offer and the Consent Solicitation are terminated without any SFI Notes being accepted for exchange pursuant to the Exchange Offer.
The Exchange Offer and the Consent Solicitation are part of a restructuring plan (the “Restructuring Plan”) with respect to the SFI Notes, the 4.50% Convertible Senior Notes due 2015 (the “SFI Convertible Notes”) and the Preferred Income Equity Redeemable Shares (the “PIERS”). As part of the Restructuring Plan, SFI also plans to conduct (i) a separate exchange offer for $280 million aggregate principal amount, plus accrued and unpaid interest thereon through June 25, 2009, of the SFI Convertible Notes to exchange 18.5857 shares of Common Stock for each $1,000 of Claims of SFI Convertible Notes validly tendered and not revoked (the “Convertible Note Exchange Offer”), and (ii) a consent solicitation from the holders of 11.5 million currently outstanding PIERS to amend the terms of the PIERS to provide, among other things, that each initial $25.00 of liquidation preference, plus accrued and unpaid dividends thereon through June 25, 2009, shall automatically convert into 0.17 shares of Common Stock upon consummation of the Restructuring Plan (the “PIERS Amendment”). If the Restructuring Plan is successful and all of the Holders of SFI Notes and holders of SFI Convertible Notes participate therein, the PIERS would be converted to approximately 10% of the outstanding Common Stock, the SFI Convertible Notes would be exchanged for approximately 26.7% of the outstanding Common Stock and the SFI Notes would be exchanged for approximately 58.3% of the outstanding Common Stock, with the existing holders of Common Stock holding approximately 5.0% of the outstanding Common Stock, in each case prior to taking into account the issuance of any equity under an equity incentive plan to be adopted in connection with the Restructuring Plan.
The consummation of the Exchange Offer is conditioned upon the satisfaction or waiver of the other conditions set forth in the Offering Memorandum, dated April 17, 2009 (the “Offering Memorandum”), including, among other things: (i) at least 95% of the aggregate principal amount of each of the SFI Notes are validly tendered for exchange and not revoked by the Withdrawal Deadline, such tenders of SFI Notes being irrevocable thereafter, and Holders representing such SFI Notes deliver their consents to the Proposed Amendments; (ii) at least 95% of the outstanding aggregate principal amount of the SFI Convertible Notes are validly tendered for exchange and not revoked by May 29, 2009, that holders of such SFI Convertible Notes do not withdraw their SFI Convertible Notes on or prior to the Expiration Date, and holders representing such SFI Convertible Notes deliver their consents to proposed amendments to the SFI Convertible Notes similar to the Proposed Amendments in the Convertible Note Exchange Offer; (iii) holders of a majority of the outstanding liquidation preference of the PIERS consent to the PIERS Amendment; and (v) holders of a majority of the outstanding shares of Common Stock consent to the adoption of a new equity incentive plan, the PIERS Amendment, a 1-for-100 reverse stock split and an increase in Six Flags’ authorized shares of common stock and certain other amendments to Six Flags’ certificate of incorporation.
In the event that the Restructuring Plan does not occur, Six Flags intends to explore all other restructuring alternatives available to it at that time, which may include an alternative out-of-court restructuring or the commencement of a chapter 11 plan of reorganization, with or without a pre-arranged plan of reorganization. There can be no assurance that any alternative restructuring arrangement or plan could be accomplished.

Six Flags’ obligations to accept any SFI Notes tendered and to pay the applicable consideration for them are set forth solely in the Offering Memorandum relating to the Exchange Offer and Consent Solicitation to be filed with the Securities and Exchange Commission (the “SEC”) on Form 8-K and the accompanying Letter of Transmittal. Persons with questions regarding the Exchange Offer and Consent solicitation should review the Offering Memorandum or contact Globic Advisors, Inc., the information agent for the Exchange Offer and Consent Solicitation, at (800) 974-5771. This news release is neither an offer to purchase nor a solicitation of an offer to sell the SFI Notes. The Exchange Offer and Consent Solicitation is made only by, and pursuant to the terms set forth in the Offering Memorandum, and the information in this news release is qualified by reference to the Offering Memorandum and the accompanying Letter of Transmittal. Subject to applicable law, Six Flags may amend, extend or terminate the Exchange Offer and Consent Solicitation.
The Common Stock will be issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act and the exemption from state securities law requirements provided by Section 18(b)(4)(C) of the Securities Act. We have made no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation or recommendation of tenders hereunder. Any such solicitation or recommendation of tenders by persons other than Six Flags must not be relied upon by you as having been authorized by Six Flags.
About Six Flags
Six Flags, Inc. is the world’s largest regional theme park company with 20 parks across the United States, Mexico and Canada, and soon will be expanding beyond North America with destinations in Dubai and Qatar. Since 1961, hundreds of millions of families have trusted Six Flags to combine friendly-clean-fast-safe service with affordable, value-packed thrills, record-shattering roller coasters and special events like the Summer Concert Series, Fright Fest and Holiday in the Park. Six Flags’ wide array of entertainment options reaches all demographics — families, teens, tweens and thrill seekers alike — featuring themed attractions based on skateboarding legend Tony Hawk, the ultimate daredevil Evel Knievel, movie franchises The Dark Knight and The Mummy; as well as world-renowned, kid-friendly brands including Looney Tunes, the Justice League of America, The Wiggles and Thomas the Tank Engine.
Six Flags continues to develop new avenues for growth, acquiring ownership and management of Dick Clark Productions, producer of such perennial television hits as the American Music Awards, the Golden Globe Awards, the Academy of Country Music Awards, Dick Clark’s New Year’s Rockin’ Eve and So You Think You Can Dance. Six Flags, Inc. is a publicly-traded corporation headquartered in New York City.
Important Additional Information for Investors and Security Holders
The Convertible Note Exchange Offer, which has not yet commenced, will be made for all of the outstanding SFI Convertible Notes. In addition, the PIERS Amendment requires the approval of a majority of the holders thereof and the Restructuring Plan requires the approval of a majority of Six Flags’ shareholders. The solicitation of the holders of the PIERS and Six Flags’ shareholders have not yet commenced. This communication is for informational purposes only and is not a solicitation of consents or proxies, or an offer to exchange, or solicitation of an offer to exchange, SFI Convertible Notes, and this communication shall not constitute a solicitation of consents or proxies from holders of the PIERS or Six Flags’ shareholders or an offer, or solicitation of an offer, to buy or exchange securities for any purpose. Any such solicitation of consents or proxies from holders of the PIERS shall be separately communicated in a Proxy Statement, and any offer, or solicitation of an offer, to exchange SFI Convertible Notes shall be separately communicated in an Exchange Offer Statement, in each case filed with the SEC and distributed to shareholders in accordance with applicable regulations of the SEC governing the solicitation of consents and proxies. and offers, and solicitations of offers, to buy or exchange securities.

The Proxy Statement and Exchange Offer Statement will contain important information about the PIERS Amendment and the Convertible Note Exchange Offer. Security holders should read carefully the Proxy Statement and Exchange Offer Statement to be filed by Six Flags with the SEC before they make any decision with respect to the PIERS Amendment or the Convertible Note Exchange Offer because those documents will contain important information, including the terms and conditions of the PIERS Amendment and Convertible Note Exchange Offer. The Proxy Statement and Exchange Offer Statement and all other documents filed with the SEC in connection with the PIERS Amendment and Convertible Note Exchange Offer will be available, as and when filed, free of charge at the SEC’s web site at www.sec.gov. In addition, the Proxy Statement and Exchange Offer Statement and all other documents filed with the SEC in connection with the PIERS Amendment and the Convertible Note Exchange Offer will be made available to investors free of charge by contacting Globic Advisors, Inc., the information agent for the Restructuring Plan, at (800) 974-5771.
The solicitation of consents or proxies and the Convertible Note Exchange Offer are not being made nor will any tender of consents, proxies or SFI Convertible Notes be accepted from or on behalf of holders in any jurisdiction in which the making of the solicitation or offers or the acceptance of any tender of SFI Convertible Notes would not be made in compliance with laws of such jurisdiction.
Forward Looking Statements:
Statements in this press release that are not reported financial results or other historical information are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. They include, for example, statements about the terms of the exchange offer and the timeframe for its completion. Forward-looking statements may be identified by the use of forward-looking terminology such as the words “expect,” “plans,” “intend,” “may,” “will,” and other terms with similar meaning indicating possible future events or potential impact on the business or other stakeholders of Six Flags and its subsidiaries. The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements are based on management’s current assumptions, beliefs and expectations, all of which involve a number of business risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the condition of the U.S. credit markets generally and worsening industry conditions. Additional factors are detailed from time to time in Six Flags’ filings with the Securities and Exchange Commission (SEC), including those factors contained in Six Flags’ Annual Report on Form 10-K for the year ended December 31, 2008 under the caption “Risk Factors.” All forward-looking statements in this news release are expressly qualified by information contained in Six Flags’ filings with the SEC. Six Flags disclaims any obligation to update or revise any forward-looking information.
# # #
Media Contact: Sandra Daniels — (212) 652-9360
Investor Relations: William Schmitt — (203) 682-8200

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